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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ/ME: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Embraer” – EMBR3 and ERJ), as follow-up to the Material Fact published on October 28, 2021 and in compliance with CVM Resolution 44 and CVM Instruction 565, informs its shareholders that, on the date hereof, an Extraordinary Shareholders’ Meeting, held on first call, approved the partial spin-off of Yaborã Indústria Aeronáutica S.A., enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 30.657.250/0001-60 (“Yaborã”), with transfer of the spun-off portion to Embraer, effective as of January 1, 2022 (“Transaction”).

The Transaction will enable the commercial aviation business to be reintegrated by Embraer, which will be beneficial to Embraer and, consequently, to its shareholders, since, once the transaction is completed, the commercial aviation business will once again be developed directly by Embraer, resulting in a reduction in operating, systemic, administrative and tax costs.

Embraer further informs that the structural reorganization resulting from the Transaction requires the integration of Embraer’s and Yaborã’s information technology systems, which will occur during the month of January 2022. During such period, the company´s activities will be reduced, without prejudice to the continuity of its essential operations.

Embraer clarifies that all terms and conditions of the Transaction informed in the Material Fact dated October 28, 2021, pursuant to Annex 3 of CVM Instruction 565, remained unchanged.

Embraer will keep its shareholders, the market in general and all its employees, suppliers and customers informed of any material developments.

São José dos Campos, November 30, 2021

Antonio Carlos Garcia

Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations